FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

March 9th, 2005

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding Protects Its Intellectual Property (IP) In Integrated Metrology

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 9th, 2005	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gelbart Kahana
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

Nova Protects Its Intellectual Property (IP) In Integrated Metrology

The company files patent infringement complaint to protect its IP

Rehovot, Israel – March 9, 2005 – Nova Measuring Instruments, Ltd. (Nasdaq: NVMI) today announced that it had filed a complaint in the United States District Court for the Northern District of California against Nanometrics Inc. for infringing its US Patent No. 6,752,689 (the ‘689 patent), granted June 22, 2004 with a priority date in 1995. The patent relates to Nova’s Integrated Metrology (IM) tools and the fundamental aspects of these systems, which are installable on various semiconductor processing equipment.

“Nova is the pioneer in the field of Integrated Metrology,” says Dr. Giora Dishon, CEO and President of Nova and co-founder of the company, “and the ‘689 patent is part of our innovative work and intellectual property that we have invested significant resources and many years building. Nova is the market leader in the growing segment of Integrated Metrology. We intend to protect our pioneering work in this market as well as our inventions.”

“Integrated Metrology has applications which are useful for a variety of semiconductor manufacturing processes. Nova’s invention overcame several limitations that existed in the metrology market and provided solutions to problems that others were not able to solve,” says Dr. Moshe Finarov, CTO of Nova and co-founder of the company. “We have proved that our sophisticated and fully automatic optical metrology tool may be made small enough to be installed in the process equipment; and that such a precise metrology tool can even work within harsh environment conditions without sacrificing metrology performance.”

About Nova

Nova Measuring Instruments Ltd. (NASDAQ: NVMI) develops, designs and produces integrated process control systems for the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.